Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-6366

January 27, 2016

VIA EDGAR

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant: Sterling Capital Funds

File Nos.:            033-49098 and 811-06719

Filing Type:        Post-Effective Amendment No. 116 to the Registration Statement on Form N-1A

Filing Date:         November 30, 2015

Dear Ms. White:

This letter is provided in response to oral comments provided to the undersigned by you on January 11, 2016 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Trust” or the “Registrant” and each series of the Trust, a “Fund”) filed on November 30, 2015. The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the Trust’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments, or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A, Class B, and Class C Shares Prospectus and the Sterling Capital Funds Institutional and Class R Shares Prospectus.

Ms. Alison White	January 27, 2016

Fund Summaries

Comment 1:

For each Fund that includes derivatives as part of its principal investment strategy and that has an 80% test under Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please advise how derivatives will be valued.

Response:

The applicable Funds intend to take into account exposures created by derivative instruments for purposes of its 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of the 80% test. We respectfully submit that such treatment is consistent with the staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

Comment 2:

Please note that the facing sheet to the Registration Statement filed on November 30, 2015 incorrectly indicated that the filing would go effective 75 days after filing pursuant to paragraph (a)(2) of Rule 485.

Response:	The Registrant so acknowledges and notes that the Registration Statement will instead go effective on February 1, 2016 pursuant to paragraph (a)(1) of Rule 485.

Comment 3:	Please confirm supplementally that the fee waivers reflected in the fee tables are not subject to a recoupment provision.

Response:	The Registrant confirms that the fee waivers reflected in the fee tables are not subject to a recoupment provision.

Comment 4:

For each Fund that invests in emerging markets as part of its principal investment strategy, please disclose how the Fund defines emerging markets. For example, Sterling Capital Behavioral Large Cap Value Equity Fund’s “Principal Strategy” section discloses that it invests in emerging markets.

Response:

The following sentences will be added to the “Additional Investment Strategies and Risks” section:

“The term “developed markets” means those countries included in the MSCI World Index, a global developed markets index, and countries with similar characteristics (e.g., countries that have sustained economic development, sufficient liquidity for listed companies and accessible markets). “Emerging markets” include all markets that are not treated as “developed markets” in the MSCI World Index or MSCI EAFE Index.”

Ms. Alison White	January 27, 2016

In addition, the reference to emerging markets will be removed from the Behavioral Large Cap Value Equity Fund’s “Principal Strategy” section.

Comment 5:

Sterling Capital Mid Value Fund’s “Principal Strategy” section defines middle capitalization companies as those companies with market capitalizations between $1 billion and $30 billion. Please explain the basis for the $1 billion minimum market capitalization and the $30 billion maximum market capitalization and why the Registrant selected this capitalization range as opposed to a narrower capitalization range.

Response:

The Fund defines “middle capitalization companies” by an approximate reference to the Russell Midcap® Value Index (the Fund’s benchmark index). The capitalization range selected for the Fund is substantially similar to the constitution of the Russell Midcap® Value Index as of January 15, 2016 (e.g., as of such date, the highest name was $27 billion and fifteen names were below $1 billion in the Index), and as such the Registrant believes it is an appropriate range.

Comment 6:

Sterling Capital Behavioral Small Cap Value Equity Fund’s Average Annual Total Returns table in the Class A, Class B and Class C Shares’ Prospectus includes a footnote stating that the Average Annual Total Returns for the Behavioral Small Cap Value Equity Fund show performance, prior to a certain period, for Institutional Shares of the Fund, as well as shares of two predecessor funds. Please confirm that the Average Annual Total Returns table includes information back to the inception of the first predecessor fund, UAM Fund Inc.’s Sterling Partners’ Small Cap Value Portfolio, or revise accordingly.

Response:

The performance information shown for the Fund includes information beginning with the inception of UAM Fund Inc.’s Sterling Partners’ Small Cap Value Portfolio. The Registrant will clarify the disclosure in the footnote to the performance table.

Comment 7:

Sterling Capital Equity Income Fund’s “Principal Strategy” section mentions convertible securities. Please state whether the Fund, or any Fund that invests on a principal basis in convertible securities, invests in contingent convertible securities. If contingent convertible securities are a part of a Fund’s principal investment strategy, please consider what, if any, additional disclosure is appropriate depending on the extent of the investment, and supplementally please state to what extent the Fund plans to hold contingent convertible securities.

Response:	The Funds that invest on a principal basis in convertible securities do not invest on a principal basis in contingent convertible securities.

Comment 8:

Sterling Capital Long/Short Equity Fund’s “Principal Strategy” section states that Master Limited Partnerships (“MLPs”) are part of the Fund’s principal investment strategy. Please add corresponding risk disclosure.

Ms. Alison White	January 27, 2016

Response:	MLP Risk will be added as a principal risk of the Fund.
Comment 9:

Sterling Capital Behavioral International Equity Fund’s “Performance” section references the “MSCI EAFE Net Index” as its benchmark index. Please provide an explanation as to what “Net” means as it relates to this index.

Response:

The source of the index definitions is MSCI Inc. Net total return indexes reinvest dividends after the deduction of withholding taxes, using (for international indexes) a tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties.

Comment 10:

Sterling Capital Ultra Short Bond Fund’s “Principal Strategy” section makes reference to a “dollar-weighted average maturity.” Please briefly define “dollar-weighted average maturity” for this Fund and any other Fund that mentions the phrase in its principal strategy.

Response:	The requested change will be made in the “Additional Investment Strategies and Risks” section.
Comment 11:

Please include the explanation of duration and maturity for each Fund that uses the terms “duration” and “maturity” in its principal strategy section as it appears in Sterling Capital Ultra Short Bond Fund’s “Principal Strategy” section.

Response:	The requested changes will be made.
Comment 12:

Certain Funds have a “Fixed Income Market Risk.” In light of IM Guidance Update No. 2014-01 “Risk Management in Changing Fixed Income Market Conditions” (January 2014), please review and consider the sufficiency of the applicable Funds’ risk disclosure.

Response:	The Registrant has reviewed the cited guidance and will update the Funds’ “Fixed Income Market Risk.”
Comment 13:

Sterling Capital Diversified Income Fund’s “Annual Fund Operating Expenses” table includes a reference to a fee waiver. If the Fund’s fee waiver does not meet the conditions of Instruction 3(e) to Item 3 of Form N-1A, please exclude it from the fee table.

Response:	The requested change will be made. There is currently no fee waiver in place for this Fund.
Comment 14:	Please add to Sterling Capital Diversified Income Fund’s “MLP Risk” disclosure that MLPs may be concentrated in the energy sector and discuss appropriate risks.
Response:	The Registrant will add an “Energy and Natural Resource Company Risk” to the Fund’s principal risk disclosure.

Ms. Alison White	January 27, 2016

Statutory Prospectuses

Comment 15:

Certain of the risks described in the “Principal Risks” section are not in the Funds’ principal strategy and risks sections (e.g., Energy and Natural Resources Risk, Risks Associated with Investing Share Proceeds, and Sector Risk). Please reconcile these discrepancies.

Response:	The requested changes will be made.

Comment 16:	The fee table of advisory fees included in “The Investment Adviser” section does not line up with what is included in the fee table in the summary sections. Please reconcile the differences.

Response:

The table of advisory fees referred to above reflect aggregate advisory fees paid by the Funds during fiscal year ending September 30, 2015 net of all voluntary and contractual fee waivers per Item 10(a)(ii)(A) of Form N-1A. The management fees listed in each Fund’s summary section reflect the contractual management fees prior to any fee waiver. The fee waivers in the footnotes to the fee tables reflect contractual fee waivers in place for at least one year after the effectiveness of the registration statement, per Instruction 3(e) to Item 3 of Form N-1A.

Comment 17:	In the “Redemption in Kind” sub-section of the “Shareholder Information” section, please add a sentence explaining that the securities received will also be subject to market risk until sold.

Response:	The requested change will be made.

If you have any further questions or comments please do not hesitate to call me at (415) 315-6366.

Sincerely,

/s/ Colleen Meyer
Colleen Meyer